

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2024

James V. Caruso
President and Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, New Jersey 07932

      Re: Cellectar Biosciences, Inc.
           Registration Statement on Form S-3
           Filed May 24, 2024
           File No. 333-279731

Dear James V. Caruso:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tim Buchmiller at 202-551-3635 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Life Sciences

cc: Asher M. Rubin, Esq.